February 14, 2013
VIA EDGAR & OVERNIGHT MAIL
Mr. William Kotapish
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington D.C. 20549-2000

Re:	Variable Annuity Account Seven (“Registrant”)
American General Life Insurance Company (“Depositor”)
Post-Effective Amendment No. 1on Form N-4
File Nos.: 333-185790 and 811-09003
Polaris Platinum O-Series Variable Annuity
Dear Mr. Kotapish:
     We are contacting you regarding Post-Effective Amendment No. 1 (the “New Amendment”) filed on February 14, 2013 that will automatically become effective on April 30, 2013, for file numbers referenced above on behalf of the Registrant and Depositor pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). The purpose of the filing is to include new disclosure to revise the optional guaranteed living benefit feature for prospectively issued contracts.
     The revisions that will be made in the New Amendment are identical to revisions we intend to make in Depositor’s affiliate The United States Life Insurance Company in the City of New York’s variable annuity product registered on Form N-4 (“Other Registration Statement”). The Other Registration Statement includes the same prospectus as the New Amendment but is issued by our New York-domiciled Depositor. Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the new optional guaranteed living benefit in the New Amendment for the Other Registration Statement, which offers the same prospectus.
     Below are the file numbers for the Other Registration Statement to which we propose these identical revisions:

Product Name	File No.	Filing Type		Issuing Life Company
Polaris Platinum O-Series (NY)	333-178843 / 811-08810	485	(b)	The United States Life Insurance Company in the City of New York
     The Depositor and the Registrant undertake to make the following representations in support of this request:
•	Because the prospectus in the Other Registration Statement is identical to the New Amendment, the Registrant will be able to revise the post-effective amendment to the Other Registration Statement effectively to reflect Commission staff comments made on the New Amendment.

Mr. William Kotapish
February 14, 2013
File Nos. 333-185790 and 811- 09003

•	The Registrant will make corresponding changes to the post-effective amendment to the Other Registration Statement in response to comments made by the Commission staff on the New Amendment.

•	The post-effective amendment to the Other Registration Statement will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).
We acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, permit the Other Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Other Registration Statement to go effective pursuant to Rule 485(b)(1)(vii), does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Other Registration Statement; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     Should you have any questions regarding this filing, please do not hesitate to contact me at (310)772-6545.

Very truly yours,
/s/ Manda Ghaferi
Manda Ghaferi
Vice President & Assistant General Counsel

cc:    Jeffrey A. Foor — Office of Insurance Products